pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Audited Financials Posted

Vancouver BC,  April 30, 2014:  Pacific Booker Minerals’ audited financial statements for the year ended January 31, 2014 has been filed on sedar and are available for downloading on our website at http://www.pacificbooker.com/financials.htm,  If you would prefer, complete the area on that page to request a copy sent by regular mail.  The mailing information provided will be used for that purpose only.

In compliance with NYSE MKT Company Guide, the Company announces that the auditor's report contained a paragraph titled “Emphasis of Matter” in accordance with Canadian generally accepted auditing standards and PCAOB (United States) auditing standards.

The report from the Auditors stated:  “Without qualifying our opinion, we draw attention to Note 2b to these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters as described in Note 2b, raise substantial doubt about the ability of the Company to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2b.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty”.

Note 2b states in part that “A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.  Pacific Booker Minerals Inc. is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the purchase of shares from the Company, and an accumulated deficit is the result of operations and exploration activities without production.  Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing through fiscal year 2014/2015, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for at least the next fiscal year and has taken steps to reduce operating costs.’’

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml